SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03025921

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
181
SECTION

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the Fiscal Year Ended December 31, 2002.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to

Commission File Number 333-13143

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MILLENNIUM SAVINGS & INVESTMENT PLAN

(the "Plan")

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Millennium Chemicals Inc.
230 Half Mile Road
Red Bank, New Jersey 07701

Annual Report on Form 11-K

Item 4

Financial Statements

Millennium Savings and Investment Plan

December 31, 2002 and 2001

Millennium Savings and Investment Plan

Table of Contents to the Financial Statements and Additional Information

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Auditors

To the Participants and Administrator of
Millennium Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Millennium Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
June 27, 2003

Millennium Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31, 2002	December 31, 2001
Assets		
Investments:		
Common Stock	$ 1,984,774	$ 7,114,247
Millennium Chemicals Inc. common stock	19,661,311	23,114,133
Mutual Funds	33,402,250	33,365,294
U.S. Government Securities	56,072	-
Commingled Investment Contract Fund at Contract Value	-	782,771
Guaranteed and Synthetic Investment Contracts	-	30,318,080
Short-Term Investments	30,295,293	538,649
Participant Loans	3,227,401	3,436,454
Total Investments	88,627,101	98,669,628
Receivables/ (Payables):		
Dividends and Interest	-	138,383
Due to Broker for Unsettled Transactions	-	(83,036)
Net Assets Available for Benefits	$ 88,627,101	$ 98,724,975

The accompanying notes are an integral part of these financial statements.

Millennium Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Dividend income	$ 930,113
Interest income	1,521,268
Participant contributions	7,444,666
Employer contributions	3,810,780
Total additions	13,706,827
Net depreciation in fair value of investments	14,361,965
Benefits paid to participants	9,364,780
Administrative expenses	77,956
Total deductions	23,804,701
Net decrease	(10,097,874)
Net Assets Available for Benefits at beginning of year	98,724,975
Net Assets Available for Benefits at end of year	$ 88,627,101

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Millennium Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all United States employees, 21 years or older, of Millennium Chemicals Inc. (the "Company") who are regular, full-time, non-represented employees; part-time employees that have worked 1,000 hours; and certain regular, full-time represented employees that are covered under a collective bargaining agreement that allows eligibility into the Plan. A participant is eligible to participate effective immediately.

Contributions

Each year, participants may contribute up to 17% of eligible compensation in 1% increments for contribution into the Plan on a pretax basis. The Plan sponsor matches 75% of the first 6% of basic contributions. The match is funded primarily in Millennium Chemicals Inc. common stock. There is no employer match on participant contributions in excess of 6% of wages (supplemental contributions). Contributions are recorded when withheld from participants by the Plan sponsor and are deposited twice each month. On or after February 11, 2002, participants who are age 50 or older, or who attain age 50 during the calendar year, may sell the employer securities in his or her Employer Matching Contribution Account and reinvest the proceeds in any of the core funds or the BrokerageLink, subject to applicable limitations in the plan. Additionally, see Note 10 - Subsequent Events regarding changes to participant eligibility for diversification of assets in the Plan and participant contribution limits. The maximum pre-tax contribution allowed by the Internal Revenue Service was $11,000 and $10,500 for 2002 and 2001, respectively.

Vesting

Participants are immediately vested in their contributions, company contributions and earnings thereon.

Trust

On April 1, 2002, Fidelity Management Trust Company ("Fidelity") became the recordkeeper and trustee of the Plan. Participant account balances were automatically transferred from Bankers Trust Company of New York, former trustee, and Metropolitan Life Insurance Company, former recordkeeper, to Fidelity, which provides similar investment options.

Distributions and Loans
Distributions of any participant's vested account balance may be made upon the participant attaining certain age requirements, termination of employment, death, permanent disability, termination of the Plan or a change in control as defined in the Plan document. Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal of any type is allowed in a 12-month period.

Participants may borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant cannot exceed the lesser of $50,000 or 50% of the participant's account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing, with the exception of loans in excess of $15,000 used to acquire a primary residence, which are repayable over a period of up to 10 years. As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. A portion of a participant's investment account is pledged as collateral for the loan.

2. Plan Transfers and Mergers

On July 1, 2001, a group of participants (United Steelworkers of America – Local 12200 and PACE Local 2-0020) in the United Steelworkers of America (USWA) Savings Program - Millennium Inorganic Chemicals Inc. 401(k) Plan transferred into the Plan. This represented a transfer of approximately $.4 million of assets into the Plan.

On March 9, 2001, a group of participants (the International Union of Painters & Allied Trades – Local 1937 HPP and the United Steelworkers of America – Local 14019 HPP) in the USWA Savings Program – Millennium Inorganic Chemicals Inc. 401(k) Plan transferred into the Plan. This represented a transfer of approximately $2.9 million of assets into the Plan.

3. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

In 2001, guaranteed and synthetic investment contracts were recorded at their contract values (which represented cost plus accrued interest for guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics), as the contracts were fully benefit responsive. For example, participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. Investments in the Bankers Trust Company BT Pyramid Directed Account Cash Fund and BT Pyramid Discretionary Account Cash Fund were recorded on the basis of cost, which approximated fair value.

Investments in the BrokerageLink are recorded at fair value. Fair value of investments is determined by quoted market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Trustee. Information included in the financial statements related to the BrokerageLink represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in that fund. Individuals participating in the BrokerageLink should refer to their individual participant account statements for information regarding their own investment performance. The Plan sponsor, the Benefits Administration Committee and Plan Trustee do not take responsibility for the investment decisions of individual participants.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
Since April 1, 2002, trustee and recordkeeping fees are paid by the Company. Other expenses are paid by participants. Prior to April 1, 2002, administrative expenses of the Plan were paid by the Trust and allocated to participant accounts on a pro-rata basis based on account balances.

Use of Estimates
The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties
The Plan provides for various investment options in funds, which includes a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Investment Contracts with Insurance Companies

The Plan used a fixed income fund to invest in a number of guaranteed investment contracts. The average yield for the investment contracts was 5.60% for the year ended December 31, 2001. The crediting interest rates were 5.41% at March 31, 2002 and ranged from 4.62% to 6.95% at December 31, 2001, and were determined based on the balance and the activity in the account. All investment contracts with insurance companies were liquidated during the 2002 Plan year.

Selected contracts had crediting interest rate resets on a quarterly or annual basis. There were no limitations on guarantees under the terms of the contracts. No valuation reserves had been established to adjust contract amounts due to the creditworthiness of the contract issuers. The contracts included in the financial statements were stated at contract value (which represented contributions made under the contract plus earnings, less withdrawals and administrative expenses) because the contracts were fully benefit responsive. The contract value of the investment contracts approximated fair value at December 31, 2001.

5. Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in these financial statements to the Form 5500:

	December 31, 2002
Net assets available for benefits as reported in these financial statements	$ 88,627,101
Less:	
Loan amounts that have been deemed distributed	(8,870)
Net assets available for benefits per Form 5500	$ 88,618,231

7. Investments in Excess of 5% of Assets

The following individual investments represented more than 5% of Plan assets at December 31, 2002:

Fidelity Retiree Money Market Fund	$28,817,379
Millennium Chemicals Inc. Stock	19,661,311
Fidelity Mid-Cap Fund	7,970,958
Fidelity Freedom 2030 Fund	5,825,336
Spartan US Equity Index Fund	5,591,816

The following individual investments represented more than 5% of Plan assets at December 31, 2001:

Bankers Trust Company Pyramid Stable Value Gov't Fund II	$25,832,224
Millennium Chemicals Inc. Stock	23,114,133
Bankers Trust Company Pyramid Mid Cap Fund	10,781,258
Bankers Trust Company Lifecycle Long Range Fund	7,658,113
Bankers Trust Company Pyramid Equity 500 Index Fund	6,876,965

During 2002, the Plan's investments (including gains and losses on investments bought and sold during the year) depreciated in value by $14,361,965 as follows:

Common stock	$ (735,821)
Millennium Chemicals Inc. common stock	(4,852,785)
Mutual funds	(8,388,371)
U.S. Government securities	(20,803)
Short-term investments	(364,185)
	$ (14,361,965)

The employer matching portion of the Millennium Chemicals Stock Fund is non-participant directed, except as noted in Note 1.

8. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2002	2001
Net Assets:		
Millennium Chemicals Inc. common stock	$ 19,661,311	$ 23,114,133
Short-Term investments	517,613	482,773
	$ 20,178,924	$ 23,596,906

	Year Ended December 31, 2002
Changes in Net Assets:	
Contributions	$ 4,722,740
Dividends	241,362
Interest	31,030
Administrative expenses	(14,467)
Net depreciation	(4,852,785)
Benefits paid	(1,818,128)
Interfund transfers	(1,727,734)
	$ (3,417,982)

9. Tax Status

The Internal Revenue Service (IRS) has issued a determination letter dated December 2, 2002, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under Section 501(a) of the IRC. Although the plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal income taxes has been made.

10. Subsequent Events

Effective January 1, 2003, all participants became eligible to diversify out of their company match account within the company stock fund. Under the new diversification feature, participants have the choice to retain their company match account within the Millennium Chemicals Stock Fund, or sell the stock and transfer the proceeds into one or more of the other investment vehicles offered in the Plan, subject to Plan provisions.

Effective January 1, 2003, participants may contribute up to 30% of eligible compensation in 1% increments.

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2002

	Identity of Issuer, Borrower or Similar Party	Description of Investments Including Maturity Date, Rate of Interest Par or Maturity Value	Cost	Market Value
	BROKERAGELINK			
	Common Stock			$1,935,881
	Preferred Stock			48,893
	Income Oriented Mutual Funds			276,011
	Growth Oriented Mutual Funds			1,917,898
	Government Debt			56,072
	Cash and Money Market			960,301
*	Millennium Chemicals Inc. Stock	Common Stock	$32,819,724	19,661,311
*	PIMCO Total Return Adm	Registered Investment Company		1,044,596
*	PIMCO High Yield Adm	Registered Investment Company		51,965
*	LM Value Trust FI CL	Registered Investment Company		184,486
*	Fidelity Equity Inc.	Registered Investment Company		312,907
*	Fidelity Growth Co	Registered Investment Company		236,152
*	Fidelity Grow & Inc.	Registered Investment Company		153,407
*	Fidelity Low PR STK	Registered Investment Company		1,065,993
*	Fidelity Diversity Intl	Registered Investment Company		3,308,972
*	Fidelity Mid-Cap Stock	Registered Investment Company		7,970,958
*	Fidelity Freedom Income	Registered Investment Company		93,213
*	Fidelity Freedom 2000	Registered Investment Company		182,372
*	Fidelity Freedom 2010	Registered Investment Company		1,846,740
*	Fidelity Freedom 2020	Registered Investment Company		3,326,537
*	Fidelity Freedom 2030	Registered Investment Company		5,825,336
*	Fidelity Retirement Money Market	Registered Investment Company		28,817,379
*	Spartan US Equity Index	Registered Investment Company		5,591,816
*	Fidelity Freedom 2040	Registered Investment Company		12,891
*	Short Term Investments			517,613
*	Participant loans	Interest rates ranging from 5.75% - 10.5%, maturity dates ranging from January 16, 2003 to September 16, 2012		3,227,401
				$88,627,101

* Indicates a party-in-interest as defined by ERISA.

Information certified as accurate and complete by Fidelity Management Trust Company

Millennium Savings and Investment Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
December 31, 2002

	Disposed			Acquired	
Security Description	Sales	Proceeds	Gain/ (Loss)	Purchases	Cost
* Millennium Chemicals Inc. Common Stock	58	4,321,354	(1,895,144)	40	39,692,928

* Indicates a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) having duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MILLENNIUM SAVINGS & INVESTMENT PLAN



Dated: June 27 , 2003

By:________________________________
C. William Carmean
Member, Benefits Administration Committee

EXHIBIT

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-13143 and 333-76674) of Millennium Chemicals Inc. of our report dated June 27, 2003 relating to the financial statements of the Millennium Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ
June 27, 2003